FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item		Sequential Page Number
1.	Translation of financial statements published in La Segunda newspaper on February 20, 2004	3

ITEM 1

Banco Santander - Chile and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS AT December 31

ASSETS

	2003 Ch$ (Millions)	2002 Ch$ (Millions)
CASH AND DUE FROM BANKS	984,068.2	987,553.7

LOANS:
Commercial loans	2,512,358.7	2,928,237.9
Foreign trade loans	432,598.5	538,217.3
Consumer loans	777,190.7	716,281.7
Mortgage loans	1,493,818.7	1,600,004.4
Lease contracts	431,942.2	426,641.0
Contingent loans	829,020.7	626,731.8
Other outstanding loans	828,580.0	932,978.6
Past-due loans	170,094.5	168,439.4

Total loans	7,475,604.0	7,937,532.1
Reserves for loan losses	(167,869.4)	(156,466.8)
Total loans, net	7,307,734.6	7,781,065.3

OTHER LOANS OPERATIONS:
Interbank loans	143,025.7	4,165.0
Investments purchased under agreements to resell	43,575.1	335,497.0

Total other loans operations	186,600.8	339,662.0

INVESTMENTS:
Government securities	586,771.3	1,218,048.7
Other financial investments	709,004.8	265,712.8
Investment collateral under agreements to repurchase	574,265.9	703,931.2
Assets for leasing	32,919.3	37,681.2
Assets received or awarded in lieu of payment	39,347.2	25,141.4
Other not financial investments	212.8	215.8

Total investments	1,942,521.3	2,250,731.1

OTHER ASSETS:	285,949.9	205,642.1

FIXED ASSETS:
Bank premises and equipment	209,031.1	214,934.0
Investments in other companies	4,878.9	4,752.6

Total fixed assets	213,910.0	219,686.6

TOTAL ASSETS	10,920,784.8	11,784,340.8

CONSOLIDATED FINANCIAL STATEMENTS AT December 31,

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2003 Ch$ (Millions)	2002 Ch$ (Millions)
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,121,141.2	1,110,297.5
Savings accounts and time deposits	3,550,407.2	4,291,564.0
Bankers drafts and other deposits	855,140.9	740,008.3
Investments sold under agreements to repurchase	465,335.6	737,101.2
Mortgage finance bonds	1,283,396.5	1,576,891.3
Contingent liabilities	829,801.0	626,668.2

Total deposits and other liabilities	8,105,222.4	9,082,530.5

BONDS:
Bonds	257,262.1	404,450.3
Subordinated bonds	388,382.3	459,296.8

Total bonds	645,644.4	863,747.1

BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:
Chilean Central Bank credit lines for renegotiations of loans	12,465.8	15,903.6
Other Central Bank borrowings	342,482.3	14,092.6
Borrowings from domestic financial institutions	35,800.1	62,739.1
Foreign borrowings	540,756.1	610,456.6
Other obligations	64,850.6	77,633.1

Total borrowings from financial institutions	996,354.9	780,825.0

OTHER LIABILITIES:	154,747.5	71,278.8

Total liabilities	9,901,969.2	10,798,381.4

VOLUNTARY PROVISIONS:	356.9	12,784.5

MINORITY INTEREST	1,067.2	793.7

SHAREHOLDERS’ EQUITY:
Capital and reserves	807,914.1	805,364.0
Fluctuations of financial investments	2,502.6	8,203.7
Income for the period	206,974.8	158,813.5

Total shareholders’ equity, net	1,017,391.5	972,381.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,920,784.8	11,784,340.8

BANCO SANTANDER - CHILE AND SUBISIDIARIES

CONSOLIDATED INCOME STATEMENT

For the periods between January 1, and December 31,

	2003 Ch$ (Millions)	2002 Ch$ (Millions)
OPERATING INCOME
Interest income	613,562.2	1,041,405.0
Gain from trading and brokerage activities	101,147.3	96,941.4
Fees income	137,009.7	125,908.5
Gains from foreign exchange transactions	151,957.5	—
Other operating income	13,407.6	8,265.6

Total operating income	1,017,084.3	1,272,520.5

Less:
Interest expense	(310,876.3)	(517,009.5)
Losses from trading and brokerage activities	(74,482.5)	(66,803.3)
Fees expenses	(25,170.7)	(22,792.7)
Losses from foreign exchange transactions	—	(25,583.6)
Other operating expenses	(32,529.1)	(26,588.9)

Gross margin	574,025.7	613,742.5

Personnel salaries and expenses	(126,164.1)	(148,922.7)
Administrative expenses	(83,933.4)	(100,914.2)
Depreciation and amortization	(40,161.9)	(39,727.8)

Net margin	323,766.3	324,177.8

Reserve for loan losses	(113,009.4)	(101,273.0)
Recovery of loans previously written off	33,921.5	25,373.0

Operating income	244,678.4	248,277.8

OTHER INCOME AND EXPENSES:
Non-operating income	19,728.1	20,939.2
Non-operating expenses	(19,228.3)	(79,019.3)
Income attributable to investments in other companies	1,669.4	445.8
Loss from price-level restatement	(7,702.3)	(13,147.6)

Income before income taxes	239,145.3	177,495.9

Income taxes	(43,679.5)	(27,695.3)

Net income after taxes	195,465.8	149,800.6

Minority interests	(160.4)	(183.4)

Net income before voluntary provisions	195,305.4	149,617.2

Voluntary provisions	11,669.4	9,196.3

NET INCOME	206,974.8	158,813.5

ROBERTO JARA CABELLO	OSCAR VON CHRISMAR CARVAJAL
Accounting Manager	General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: March 3, 2004	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel